August 10, 2018

Mark T. Lynn
Co-Chief Executive Officer
Denim LA, Inc.
8899 Beverly Blvd., Suite 600
West Hollywood, CA 90048

       Re: Denim LA, Inc.
           Offering Statement on Form 1-A
           Filed July 17, 2018
           File No. 024-10868

Dear Mr. Lynn:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed July 17, 2018

Summary of the Offering, page 2

1. Given your liquidity position, please revise to clarify how you plan to fund the $10 million to $30 million of costs for the acquisitions you describe.
Use of Proceeds, page 13

2. We note the statement that you will launch 1-2 retail stores in new metropolitan areas.
      Please revise to disclose the approximate amount necessary to fund the launch of a retail store in a metropolitan area.
 Mark T. Lynn
Denim LA, Inc.
August 10, 2018
Page 2
Exhibits

3. Please file your senior credit agreement with Black Oak Capital as an exhibit. Refer to
         Item 17 of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at
(202) 551-3536 with any questions.



                                                              Sincerely,
FirstName LastNameMark T. Lynn
                                                              Division of
Corporation Finance
Comapany NameDenim LA, Inc.
                                                              Office of
Beverages, Apparel and
August 10, 2018 Page 2                                        Mining
FirstName LastName